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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571).

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Progress of the Non-public Issuance of Shares of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 August 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-021

ANNOUNCEMENT on the progress OF The non-public issuance of shares OF
China Southern Airlines Company Limited

The board of directors (the “Board”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The first extraordinary general meeting for the year 2012 of China Southern Airlines Company Limited (the “Company”) held on 10 August 2012 approved the relevant resolution regarding the non-public issuance of A shares (the "2012 Non-public A Share Issue"). This resolution shall remain effective for a period of 12 months from the date of approval of the resolution at the general meeting. Please refer to the announcement regarding the resolutions passed on the general meeting published by the Company in China Securities Journal, Shanghai Securities News and Securities Times, and on the website of Shanghai Stock Exchange on 11 August 2012 for further details.

As at 9 August 2013, the relevant work regarding the 2012 Non-public A Share Issue of the Company has not been completed. The proposal for the 2012 Non-public A Share Issue of the Company therefore is lapsed automatically due to the expiration of the resolution passed at the general meeting.

The Board of

China Southern Airlines Company Limited

9 August 2013